Exhibit 99.2

EIGER ANNOUNCES SHARE CONSOLIDATION AND NAME CHANGE

Toronto, Ontario – June 20, 2008 - Eiger Technology, Inc. (CNQ: GAME, OTCBB: ETIFF) ("Eiger" or the “Company”) announces that its previously announced planned share consolidation of one post-consolidation common share for every ten pre-consolidation common shares will have a record date of June 26, 2008.  Additionally, the Company will change its name to "Gamecorp Ltd." effective on the record date.

Open orders for Eiger shares will be purged from the trading system at the close of business on June 25, 2008 as trading will commence on a consolidated basis on June 26, 2008.  The trading symbol will remain "GAME".  Any fractional shares will be rounded to the nearest whole post-consolidation common share.  The Company anticipates there will be approximately 4,230,205 outstanding common shares post-consolidation.  Eiger common shares have been assigned a new CUSIP number, 364665109.  The transactions are subject to regulatory approvals.

Eiger Technology, Inc., headquartered in Toronto, Ontario, is a public company that trades under the symbol GAME on the Canadian Trading and Quotation System Inc. and under the symbol ETIFF on the Over the Counter Bulletin Board.  For more information please call (416) 477-5656 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Canadian Trading and Quotation System Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:
John G. Simmonds
Eiger Technology, Inc.
Telephone: (416) 477-5656, Ext. 301